UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 001 — 32205

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CBRE 401 (k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CBRE Group, Inc.

400 South Hope Street, 25th Floor

Los Angeles, California 90071

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012 and the related notes to these financial statements and supplemental schedules, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CBRE 401(k) PLAN

Date: June 27, 2014	/s/ JAMES GROCH
James Groch
Chief Financial Officer (principal financial officer)

Date: June 27, 2014	/s/ GIL BOROK
Gil Borok
Chief Accounting Officer (principal accounting officer)

CBRE 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4a, Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2013	13

SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2013	14

NOTE:              All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of and Participants in the
CBRE 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CBRE 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, Schedule H, Part IV, Line 4a — schedule of delinquent participant contributions for the year ended December 31, 2013 and Schedule H, Part IV, Line 4i - schedule of assets (held at end of year) as of December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas

June 27, 2014

CBRE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS:
Participant-directed investments - at fair value	$1,138,404,989	$911,946,926

Receivables:
Notes receivable from participants	14,411,532	12,183,330
Employee contributions	307,669	459,201
Employer contributions	184,033	220,136
Transfer-in from CBRE Clarion 401(k) Plan	—	11,410,457

Total receivables	14,903,234	24,273,124

Cash	627,367	594,278

Total Assets	1,153,935,590	936,814,328

LIABILITIES:
Excess contributions refundable	1,123,074	574,540

Total Liabilities	1,123,074	574,540

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS TO CONTRACT VALUE	1,152,812,516	936,239,788

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(515,734)	(2,212,310)

NET ASSETS AVAILABLE FOR BENEFITS	$1,152,296,782	$934,027,478

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS:
Contributions:
Employee deferral contributions	$86,958,730	$78,038,370
Employer contributions	15,940,312	13,481,011
Rollover contributions	10,557,150	9,265,943

Total contributions	113,456,192	100,785,324

Investment income:
Net appreciation in fair value of investments	167,048,161	78,031,460
Interest income	331,924	89,624
Dividend income	29,284,798	19,954,924

Net investment income	196,664,883	98,076,008

Interest income on notes receivable from participants:	594,654	506,511

Total additions, net	310,715,729	199,367,843

DEDUCTIONS:
Benefits paid to participants	92,033,970	94,681,909
Administrative expenses	412,455	321,730

Total deductions	92,446,425	95,003,639

NET INCREASE IN NET ASSETS BEFORE TRANSFER-IN	218,269,304	104,364,204

Transfer-In from CBRE Clarion 401(k) Plan	—	11,410,457

NET INCREASE IN NET ASSETS	218,269,304	115,774,661

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	934,027,478	818,252,817

End of year	$1,152,296,782	$934,027,478

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1.                      DESCRIPTION OF PLAN

The following description of the CBRE 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions. The Plan is sponsored by CBRE Services, Inc. (“CBRE Services” and “Plan Sponsor”), a subsidiary of CBRE Group, Inc. (“CBRE Group”).  CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to jointly as the “Company”.

General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code of 1986, as amended (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On July 1, 2011, the Company completed its acquisition of CBRE Clarion Securities, LLC (“CBRE Clarion”).  In connection with this acquisition, the Company assumed CBRE Clarion’s 401(k) Profit Sharing Plan (the “Clarion Plan”).  The Clarion Plan was a defined contribution savings plan, which provided the opportunity for pre-tax contributions by employees of CBRE Clarion, matching contributions by CBRE Clarion, and discretionary profit sharing contributions by CBRE Clarion.  Effective December 31, 2012, the Clarion Plan was merged into the Plan.  On December 31, 2012 the investments held by the Clarion Plan were liquidated and assets in the amount of $11,410,457 were transferred from the Clarion Plan and received by the Plan in January 2013.  The transfer from the Clarion Plan is recorded on the Plan’s Statements of Net Assets Available for Benefits as a receivable as of December 31, 2012.

Administration—The Plan is administered by the Administrative Committee (the “Committee”) appointed by the Chief Executive Officer (“CEO”) of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the CEO for vendor changes. Merrill Lynch Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) is the Plan’s record keeper.

Trustee— Bank of America, N.A. (“Bank of America”) serves as trustee for all the Plan’s assets with the exception of the life insurance policies (see Note 5).  CBRE Services serves as trustee for the life insurance policies.

Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of eligible pre-tax compensation through payroll deferrals, subject to certain IRC limitations. The percentage of eligible compensation for contributions of highly compensated employees may be limited by the Committee and the IRC. Participants are also allowed to contribute amounts distributed from other tax-qualified plans to the Plan. Participants may invest up to 25% of their Plan accounts in the CBRE Stock Fund, which is a unitized fund that includes shares of the Company’s common stock and interest-earning cash for pending transactions and includes accruals for income earned and benefits payable.

Employer Contributions—The Plan allows the Company to make matching contributions to the Plan. For the years ended December 31, 2013 and 2012, the Company matched 50% of its employee’s contributions up to the first 3% of the employee’s annual compensation (up to $150,000 of compensation), which amounted to $15,940,312 and $13,481,011, respectively.  Effective January 1, 2014, the Company will match 50% of its employee contributions up to the first 4% of the employee’s annual compensation (up to $150,000 of compensation).  The Plan also provides for discretionary profit sharing contributions by the Company for certain employees of CBRE Clarion.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions, and investment earnings or losses thereon, and charged with certain administrative expenses. Allocations of earnings are based on participant account balances in an investment. The overall benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006.  Effective January 1, 2007, Company matching contributions vest 20% per year over five years, and participants become immediately fully vested in Company matching contributions upon reaching age 65, permanent disability or death while employed by the Company.  There are three exceptions for vesting in Company matching contributions:

1.              Participants who had been Company employees before April 1, 2007 in at least three calendar years received immediate vesting in all then current and future Company contributions.

2.              Participants with amounts transferred from the Trammell Crow Company Retirement Savings Plan (which merged with the Plan on July 1, 2007, subsequent to the acquisition of Trammell Crow Company) become 100% vested upon reaching age 55, regardless of years of service.

3.              Participants under the Clarion Plan receive immediate vesting in Company matching contributions.  Profit sharing contributions by the Company to employees of CBRE Clarion vest over six years, with immediate full vesting upon reaching age 65, permanent disability or death while employed by the Company.

Upon termination of employment with the Company, participants forfeit any portion of Company contributions that has not yet vested.

Forfeited Accounts—At December 31, 2013 and 2012, forfeited nonvested accounts totaled $120,561 and $11,694, respectively.  Forfeited accounts are invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits.  These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2013, accounts totaling $718,172 were forfeited, of which $609,305 was used to reduce Company contributions.  During the year ended December 31, 2012, accounts totaling $474,858 were forfeited, of which $469,999 was used to reduce Company contributions.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations. Distributions are primarily made in a single lump-sum cash payment equal to the balance of the participants’ accounts.

Notes Receivable from Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed three years (for loans entered into prior to July 1, 2010) or five years (for loans entered into on or after July 1, 2010). The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee. Outstanding loans at December 31, 2013 and 2012 have interest rates ranging from 4.25% to 10.25% and mature on various dates through January 2019.

Cash— The cash balances represent contributions received but not yet allocated to participant-directed investments or distributions for which funds were liquidated from participant-directed investments but still remain payable to participants.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value.

Shares of mutual funds are valued at quoted market prices.

Investments in the Northern Trust Collective S&P 500 Index Fund (“Northern Trust”) are stated at the net asset value (“NAV”) of shares held by the Plan as of December 31, 2013 and 2012. The NAV, as provided by the trustee for Northern Trust, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities.

Investment contracts held by a defined contribution savings plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Invesco Stable Value Retirement Fund (“Retirement Trust”) is a collective trust which invests the majority of its assets in the Invesco Stable Value Trust (“Stable Value Trust”) and synthetic investment contracts (“SICs”).  The Stable Value Trust invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, SICs issued by banks, insurance companies, and other issuers, securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The investment in the Retirement Trust is valued at net unit value based on the fair value of the collective trust’s underlying investments using information reported by the investment advisor.

A portion of the Plan is invested in shares of the CBRE Group’s common stock, which is valued at its quoted market price. The value of the CBRE Group’s common stock was $26.30 and $19.90 per share as of December 31, 2013 and 2012, respectively, which represented the quoted market price of CBRE Group common stock as of those dates.  The Plan held 1,263,146 and 1,261,736 shares of common stock of CBRE Group, with a cost basis of $16,957,520 and $15,039,377, as of December 31, 2013 and 2012, respectively.  During the years ended December 31, 2013 and 2012, the Plan did not earn any dividend income from CBRE Group’s common stock.

Life insurance policies are valued at cash surrender value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses of the Plan’s investment funds are paid by the investment funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.  A portion of the management fees for certain investment funds are returned to the Plan to pay administrative expenses, which is commonly referred to as revenue sharing.

Revenue Sharing— Total revenue sharing, including interest, was $1,183,602 in 2013 and $1,012,554 in 2012.  Revenue sharing was first used to pay the fees of Merrill Lynch and its affiliates, aggregating $746,485 in 2013 and $672,806 in 2012.  The balance was placed in an “ERISA Account.”  The ERISA Account is invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits.  On December 20, 2012, the Plan was amended to allow for the calculated excess in the ERISA Account, as determined by the Committee, to be allocated to participant accounts pro rata in proportion to their account balances.  As a result, on February 27, 2013, $260,000 was taken out of the ERISA Account and allocated to participant accounts.  Administrative expenses were paid out of the ERISA Account in the amount of $368,780 in 2013 and $289,631 in 2012.  The balance of the ERISA Account was $137,716 and $329,379 as of December 31, 2013 and 2012, respectively.

Notes Receivable from Participants—Participant loans are valued at their amortized cost, which represents the unpaid principal balance plus accrued interest.

Payment of Benefits—Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities, including mutual funds, common/collective trusts and CBRE Group common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and accompanying notes.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Reclassification—Certain prior period balances have been reclassified to conform with the current period presentation.

3.                      FAIR VALUE MEASUREMENTS

The “Fair Value Measurements and Disclosures” Topic of the FASB Accounting Standards Codification (“Topic 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.  This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.  The three levels of inputs used to measure fair value are as follows:

•            Level 1 - Quoted prices in active markets for identical assets and liabilities.

•            Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•            Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.  There were no transfers in and out of Level 1 and Level 2 during the years ended December 31, 2013 and 2012.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	December 31, 2013
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total

Mutual funds
Growth funds	$250,521,727	$—	$—	$250,521,727
Balanced funds	227,345,624	—	—	227,345,624
Blended funds	161,275,759	—	—	161,275,759
International funds	91,103,256	—	—	91,103,256
Value funds	73,949,582	—	—	73,949,582
Intermediate-term bond fund	35,951,702	—	—	35,951,702
Money market fund	52,207,943	—	—	52,207,943
CBRE common stock	33,220,740	—	—	33,220,740
Common/collective trusts	—	212,271,990	—	212,271,990
Life insurance policies	—	556,666	—	556,666

Total	$925,576,333	$212,828,656	$—	$1,138,404,989

	December 31, 2012
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total

Mutual funds
Growth funds	$199,962,484	$—	$—	$199,962,484
Balanced funds	180,116,451	—	—	180,116,451
Blended funds	124,567,786	—	—	124,567,786
International funds	63,354,207	—	—	63,354,207
Value funds	50,852,716	—	—	50,852,716
Intermediate-term bond fund	38,399,942	—	—	38,399,942
Money market fund	53,987,801	—	—	53,987,801
CBRE common stock	25,108,546	—	—	25,108,546
Common/collective trusts	—	175,032,347	—	175,032,347
Life insurance policies	—	564,646	—	564,646

Total	$736,349,933	$175,596,993	$—	$911,946,926

The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share:

	Fair Value as of December 31,		Unfunded	Redemption	Redemption
	2013	2012	Commitment	Frequency	Notice Period

Northern Trust Collective S&P 500 Index Fund	$147,289,528	$107,367,073	$—	Daily	None
Invesco Stable Value Retirement Fund	$64,982,462	$67,665,274	$—	Daily	None

4.                      INVESTMENTS

The following investments as of December 31, 2013 and 2012 represent 5% or more of the Plan’s net assets available for benefits:

	2013		2012

Northern Trust Collective S&P 500 Index Fund	$147,289,528		$107,367,073
Wells Fargo Advantage Small Cap Growth Fund	86,733,134		66,118,322
Blackrock Equity Dividend Fund	83,024,279		64,125,610
Goldman Sachs Growth Opportunities Fund	68,583,308		49,403,095
Vanguard Target Retirement 2025 Fund	66,149,348		52,676,330
Invesco Stable Value Retirement Fund	64,982,462		67,665,274
The Oakmark Equity & Income Fund	62,036,432		52,348,710
American Europacific Growth Fund	61,180,225		47,828,167
Bank of America Merrill Lynch Retirement Bank Account	52,207,943	*	53,987,801

*             This investment did not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013.  Included for comparative purposes.

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012

Mutual funds	$123,185,509	$56,463,413
Common/collective trusts	35,714,585	15,604,598
CBRE Group common stock	8,156,047	5,967,272
Life insurance policies	(7,980)	(3,823)

Net appreciation of investments	$167,048,161	$78,031,460

5.                      LIFE INSURANCE POLICIES

When the Trammell Crow Company Retirement Savings Plan merged into the Plan, some of the assets transferred consisted of life insurance policies issued by Great-West Life & Annuity Insurance Company (“Great-West”).  These policies are owned by CBRE 401(k) Life Insurance Trust with CBRE Services, as trustee, for the benefit of the participants insured and may be distributed or surrendered at the participant’s direction.  Premiums are paid out of dividends and the cash surrender value of the specific insured’s insurance policy.  Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant or surrendered.  These contracts are fully allocated to the insured participant’s rollover account.  These contracts are included at cash surrender value within Plan assets in the accompanying financial statements.  These policies had a face value of $4,850,000 as of both December 31, 2013 and 2012.

6.                      NON-DISCRIMINATION TESTING

During the years ended December 31, 2013 and 2012, the Plan Sponsor determined that the Plan did not pass the IRC Section 401(k) Non-Discrimination for Employee Deferrals test.  In order to correct the noncompliance, the Plan refunded excess contributions in the amount of $1,123,074 and $574,540 to certain highly compensated participants in March of 2014 and 2013, respectively.

7.                      EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are funds managed by the Plan’s trustee and custodian, or its affiliates.  As a result, these transactions qualify as exempt party-in-interest transactions.  In addition, the Plan invests in shares of common stock in CBRE Group, of which the Plan Sponsor is a subsidiary. As a result, these transactions also qualify as exempt party-in-interest transactions.

8.                      ADMINISTRATIVE EXPENSES

The Plan provides that administrative expenses shall be paid by the Plan unless the Company, in its discretion, pays the expenses.  Many of the Plan’s administrative expenses, including the fees of the recordkeeper and trustee, are paid by the Plan, via revenue sharing (see Note 2).  A few expenses, such as review and processing of qualified domestic relations orders, are paid by the Plan and charged to participant’s accounts.

9.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 28, 2007, that the Plan and related trust were designed in accordance with applicable regulations of the IRC.  The Plan is also designed to be tax-qualified under the Puerto Rico Internal Revenue Code.

The Plan has been amended since receiving the determination letter from the IRS. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

10.                               PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions or to terminate the Plan at any time, subject to the provisions of ERISA and the IRC.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

11.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2013 and 2012, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$1,152,296,782	$934,027,478
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	515,734	2,212,310
Participant loans in default - deemed distributions	(969,324)	(1,604,713)

Net assets available for benefits per the Form 5500	$1,151,843,192	$934,635,075

The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2013 and 2012, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

2013

Net increase in assets per the financial statements	$218,269,304
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2013	515,734
Reverse adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2012	(2,212,310)
Decrease in participant loans in default - deemed distributions	635,389

Net increase in assets per Form 5500	$217,208,117

2012

Net increase in assets per the financial statements	$115,774,661
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2012	2,212,310
Reverse adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2011	(1,745,291)
Increase in participant loans in default - deemed distributions	(691,597)

Net increase in assets per Form 5500	$115,550,083

* * * * *

SUPPLEMENTAL SCHEDULES

CBRE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2013

Total that constitute nonexempt prohibited
	transactions			Total fully
		Contributions	Contributions	corrected
	Contributions	corrected	pending	under VFCP
Participant Contributions Transferred	not	outside	correction in	and PTE
Late to Plan	corrected	VFCP	VFCP	2002-51
Check here if late participant loan repayments are included ☐:
$ 499	$—	$499	$—	$—

See accompanying report of independent registered public accounting firm.

CBRE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

		(c)
	(b)	Description of Investment,		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	American Century Mid Cap Value Fund	Mutual Fund	**	$47,018,137
	American Europacific Growth Fund	Mutual Fund	**	61,180,225
	Blackrock Equity Dividend Fund	Mutual Fund	**	83,024,279
	Dreyfus Bond Market Index Basic Shares	Mutual Fund	**	35,951,702
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	68,583,308
	ING Global Real Estate Fund	Mutual Fund	**	1,623,784
	ING Real Estate Fund	Mutual Fund	**	3,433,392
	Oakmark Global Fund	Mutual Fund	**	55,260,459
	Oppenheimer Developing Markets	Mutual Fund	**	12,914,198
	Perkins Small Cap Value Fund	Mutual Fund	**	26,931,445
	Pimco Total Return Fund Institutional Class	Mutual Fund	**	34,025,060
	Prudential Jennison Natural Resources Fund	Mutual Fund	**	5,864,767
	RS Technology Fund	Mutual Fund	**	5,293,105
	The Oakmark Equity & Income Fund	Mutual Fund	**	62,036,432
	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	1,969,657
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	33,009,850
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	13,088,939
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	66,149,348
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	12,769,815
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	46,824,231
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	9,304,314
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	28,997,584
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	6,159,657
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	1,087,651
	Vanguard Target Retirement Income Fund	Mutual Fund	**	7,984,578
	Wells Fargo Advantage Small Cap Growth Fund	Mutual Fund	**	86,733,134
	Wells Fargo Advantage Emerging Markets Fund	Mutual Fund	**	22,928,599

	Total Mutual Funds			840,147,650

*	Northern Trust Collective S&P 500 Index Fund	Common/Collective Trust	**	147,289,528
*	Invesco Stable Value Retirement Fund	Common/Collective Trust	**	64,982,462

	Total Common/Collective Trusts			212,271,990

*	Bank of America Merrill Lynch Retirement Bank Account	Money Market Fund	**	52,207,943

*	CBRE Group, Inc. common stock	Common Stock	**	33,220,740

	Great-West Life & Annuity Insurance Company	Life insurance policies	**	556,666

*	Notes Receivable From Participants	Interest rates of 4.25% to 10.25% (Maturity dates from January 2014 to January 2019)	**	14,411,532

	Total			$1,152,816,521

*                               Exempt party-in-interest

**                        Cost information is not required for participant-directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.